EXHIBIT 99.85

CRESTON MOLY CORP.

NOTICE OF CHANGE IN CORPORATE STRUCTURE

Pursuant to National Instrument 51-102 Section 4.9

ITEM 1.                      Names of Parties to the Transaction

Creston Moly Corp. ("Creston")
Mercator Minerals Ltd. ("Mercator")

ITEM 2.                      Description of the Transaction

Effective June 22, 2011, Mercator and Creston completed a business combination by way of statutory arrangement in accordance with the provisions of the Business Corporations Act (British Columbia) (the "Arrangement").  Pursuant to the Arrangement, Mercator acquired all of the outstanding common shares of Creston ("Creston Shares") in exchange for Mercator common shares ("Mercator Shares") and cash, on the basis of 0.15 Mercator Shares and $0.08 for each Creston Share.

Following the completion of the Arrangement, each outstanding option to acquire Creston Shares entitles the holder thereof to receive upon the exercise, in lieu of one Creston Share, 0.1811 Mercator Shares.

Following the completion of the Arrangement, each holder of a Creston warrant is entitled to receive, upon the exercise of such holder's Creston warrants, in lieu of each Creston Share to which such holder was theretofore entitled, upon such exercise and for the same aggregate consideration payable therefor, 0.15 of one Mercator Share and $0.08 cash.  The payment of the exercise price of a Creston warrant will be satisfied, in whole or in part, by setting off the $0.08 cash consideration payable to the holder against an equivalent portion of the exercise price payable by the holder such that, upon exercise of a Creston warrant the holder (A) will be required to deliver in satisfaction of the exercise price an amount of cash equal to the amount, if any, by which the exercise price exceeds the amount of the $0.08 cash consideration, and (B) will receive the 0.15 of one Mercator Share.

As a result of the Arrangement, Creston became a wholly-owned subsidiary of Mercator.  The Creston Shares were de-listed from the TSX Venture Exchange.

In addition, the financial year end of Creston will be changed from July 31 to December 31, so as to align it with the year-end of Mercator.

Further details of the Arrangement are described in detail in the management proxy circular of Creston dated May 9, 2011, sent to shareholders of Creston in connection with a special meeting held on June 14, 2011 to approve the Arrangement.  A copy of the such circular is available under Creston's profile on the SEDAR website at www.sedar.com.

ITEM 3.                      Effective Date of the Transaction

June 22, 2011.

ITEM 4.                      Name of Each Party that Ceased to be a Reporting Issuer After the Transaction

Creston will apply to cease to be a reporting issuer in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario and Nova Scotia.

DATED this 22 day of June, 2011.